Exhibit 99.2
Barry Honig
555 S. Federal Highway
Suite 450
Boca Raton, FL 33432

                            September 13, 2016

VIA EMAIL AND OVERNIGHT UPS
Mr. Stephen Lundy
Venaxis, Inc
1585 South Perry Street
Castle Rock, CO 80104

Dear Mr. Lundy,

As Venaxis’ largest shareholder, it has become increasingly clear to me that changes must be made to protect shareholders’ interests and attempt to create value from the company’s assets.  Venaxis' management and board of directors have failed in this regard.  The current management and board own a nominal amount of equity in aggregate, and as a result they are not aligned with the company’s shareholders.

The first change that needs to be made is to immediately reconstitute Venaxis’ board.  I have proposed a five person slate of new nominees for the board, whose biographies are attached to this letter.  I have called a special meeting of the shareholders so that these five experienced new nominees may stand for election and replace the existing ineffectual board for a total of six directors, with you remaining as the sixth director.

Venaxis’ board has continued allowing the company to waste precious resources with no clear direction or strategy.  The failed merger with Strand Life Sciences was an expensive endeavor the brunt or which was borne by your shareholders, of which the board and management represent just a tiny fraction.  Had the merger proceeded it would have resulted in immense dilution for shareholders with a target that Venaxis’ shareholders had not had an interest in owning.  The stock’s positive reaction when the merger failed speaks to how the company’s actual shareholders felt about the deal.

Meanwhile, Venaxis’ cash continues to dwindle while board fees and management salaries continue to be paid.  On January 27, 2015, the FDA notified the company that it had determined that the APPY1 Test does not meet the criteria for market clearance as a class II device based upon data and information in your de novo submission and subsequent amendment.  Just prior to this notification, as of December 31, 2014, Venaxis had approximately $24.5 million in cash and short term investments.  At the most recent quarter end, as of June 30, 2016, Venaxis had approximately $16 million in cash and short term investments with a cash burn of approximately $900,000 last quarter.

More than $8 million has been burned since the FDA rejection in early 2015.  Shareholders cannot continue to wait around with question marks and a board that has proven to be distracted and ineffective.

In the essence of preserving some of Venaxis’ cash for its rightful owners, the shareholders, we are also asking the shareholders to authorize a special dividend of $7,500,000 as a return of capital to the shareholders.  Following this dividend, the company will still have a minimum of two years of runway to pursue strategic alternatives under its current overhead structure, which I expect to continue to be reduced.  The company is also in line to receive potential milestone and royalty payments under its licensing deal with Ceva Santé Animale S.A.

The cash dividend returns immediate value to shareholders and diverts a portion of Venaxis’ assets away from board discretion, who only have managed to deplete the cash available for shareholders through failed strategies, while entrenching their positions with the Company instead of maximizing shareholder value.

My preference is working together with you on these courses of action to effectuate the proposals immediately with your support rather than going through the steps of voting to remove your board that we have today initiated through a special meeting.   I believe working together we can most effectively protect and grow shareholders’ interests.  I hope that you agree.

Sincerely yours,

/s/ Barry Honig
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